EXHIBIT 21

UFOOD RESTAURANT GROUP, INC.
SUBSIDIARIES

Name	Jurisdiction	Name of Business
KnowFat Franchise Company, Inc.	DE	UFood Grill
KFLG Watertown, Inc.	DE	UFood Grill
KnowFat of Downtown Crossing, Inc.	DE	UFood Grill
KnowFat of Landmark Center, Inc.	MA	UFood Grill